                                             Filed by Manulife Financial
                                             Corporation pursuant to Rule 425 of
                                             the Securities Act of 1933 and
                                             deemed filed pursuant to Rule
                                             14a-12 of the Securities Exchange
                                             Act of 1934

                                             Subject Company: John Hancock
                                             Financial Services, Inc. Commission
                                             File No.: 1-15607


         The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation's and John Hancock Financial Services, Inc.'s operations and financial results, the markets for Manulife's and John Hancock's products, the future development of Manulife's and John Hancock's business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "should," "may," and other similar expressions, are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning future events and their potential effects on the company.

         Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife's most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock's most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock's quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission ("SEC"). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock's and Manulife's customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

         Neither Manulife nor John Hancock undertakes, and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

         This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, JOHN HANCOCK'S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR

ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC's Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

         Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock's directors and executive officers is available in John Hancock's proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife's directors and executive officers is available in Manulife's Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The following is a transcript of a presentation made to the employees of the Manulife USA division. The archived version of the webcast may be accessed by employees on the company intranet.

                                   *  *  *


John D. DesPrez III:
--------------------
Good afternoon, ladies and gentlemen. Welcome. Today is a truly historic day for Manulife. The transaction that we announced today or actually yesterday with John Hancock is obviously the most significant transaction in the company's history. It is one that will take us into a whole other level from being essentially a mid-tier player to a very top-tier player and it is the end of a long and very complicated process by which we evaluated quite a number of companies, and we feel thrilled frankly to have been able to make a deal with the company that we have identified as the most attractive partner to us and it's a partnership that we look forward to for many years to come. So I must tell you that I'm very excited about where we came out on all this. I'm very optimistic for our future.

What I'd like to do today is cover three things with you if I may. First, I will give you a quick snapshot of what the combined company will look like. Second, since this is primarily a U.S. transaction, I'd like to talk to you a little bit about the strategic rationale for the combination of how the companies fit together in the United States. And finally and perhaps most relevant to our employees here, what this transaction means to you and I'll spend some time on that at the end.

So let's go right to the combined company snapshot if we can. Now, as this caption here says, this is truly an exceptional transaction for both companies because it meets a number of long-term goals that the companies had identified long before they started talking to one another. Hancock has been looking to shore up its capital base and to expand its scale in a number of areas, to rebalance its risk profile, diversify its earnings and to expand the product and distribution web of the company.

For our part we've been doing some similar things. We've been looking to expand our scale in the United States in particular but also in Canada and Asia. Where we are in the United States is... you know, our organic growth story is actually quite attractive but we risked being trapped as a mid-tier company as the consolidation in the industry goes on around us. So we have been very avidly looking for something that could add a lot of scale for us in this market.

Just like our friends at Hancock, we are also looking to expand the number of distribution channels that we have and the diversity of the product offering that we have. And finally, and in many cases very importantly, we have long sought an answer to the Manu hoop question, we want a brand, and I think what you'll find is that this transaction addresses most if not all of those goals on both sides of the transaction, so it allows a very, really a remarkable fit between the two companies.

So to start with scale, this transaction will make the combined Manulife-John Hancock company the fifth largest life insurance company in the world. If you look at the players on the global scene, you have obviously... sort of put them into three categories. First you have AIG which is quantumly larger than everybody else. They're the ones on the left of that chart but their scale is totally out of whack. AIG is actually about four times the size of the nearest competitor. It is primarily a property and casualty company but it does have substantial life insurance operations, mostly recently in the United States with American General and Primerica, but we compete with them very actively in Asia in many of the territories that we operate there.

A large group, I guess six others of the top ten, are European conglomerates that were put together in the last 10 or 15 years. The European market consolidated way ahead of North America and you got a bunch of bit conglomerates that were put together. The number two company there is ING from The Netherlands, AXA from France, Generali from Italy and you get to the three North American companies. We've got Aviva from the U.K., Aegon from The Netherlands. Which leaves essentially three North American companies in this top ten group including the combined Manulife-John Hancock.

So really the key to this in the home market is really that the combined company truly does create one of the largest life insurance companies in North America. Indeed, there really will now be a big three in terms of the public life insurance companies in North America. You see on these charts that we will rank first in market value today - the markets obviously revalue every day - third book value, second in earnings on a pro forma basis. But the other two companies that are trading places with those are consistently Met Life and Prudential. So you will have three companies that are significantly larger than everybody else and if you're interested in such things, Sun Life is about half of those three on any of those bases that are chosen there.

So we truly are moving the company into a new league. We're moving from being sort of a mid-tier player to a first-tier player and that is a very significant thing for our competitive position as we go forward because there's likely to be a fair amount of consolidation going on around us.

When we get a lot larger, the global diversification of the company changes very significantly. If you look at these pie charts on the screen, on the lefthand side you'll what Manulife looks like today, pre-merger. And we are a very globally diversified company with very good geographic balance. The U.S. is the largest share in that at 34%, but just by a little bit. Canada is almost that large, our Asian operations taken together are almost that large and the rest of the three insurance... and a few other things. So we have a very globally diversified company and it's that balance that has served us very well.

John Hancock on the other hand is primarily a U.S. company. I want to take a minute at this point to talk about the pieces that aren't U.S. because they are actually very significant to us in the transaction and I'm not going to spend most of my time talking about the U.S. piece as we go through this presentation, but the two other pieces, the Canadian piece is very significant to us from a strategic point of view because, as you know, Manulife has moved really from first to third in the Canadian market by virtue of Sun Life or Clarica, Great West taking Canada Life.

That 12% slice of the pie there you see under the Hancock is the Maritime Life Insurance Company, a long-time subsidiary of John Hancock and when you combine that with our Canadian operations it is enough to push us back up to essentially nullify the competitive disadvantage that we were given in those other transactions. Indeed, we will be back to being number one in individual life insurance sales in Canada, which is the core business of the group, and we'll be number one, two or three in all major product segments in Canada. So while it is a relatively small piece of the transaction, it greatly enhances our strategic position in our home market.

The other little slice there is the Asian operations which... this is an earnings chart, so the Asian operations don't earn a lot of money at John Hancock as many of them are early-stage businesses as are ours. There are actually some very attractive properties there that fit very well with some of the existing territories we have and there's also operations in two territories that we have wanted to get into, the (inaudible) group over in Asia that we've wanted to get into for some time in Malaysia and Thailand which will give us a foothold in those additional markets. So while it's a relatively small piece economically of the transaction, strategically the Asian operations add very nicely to what we have there.

If you move on to the U.S. piece, you see that is the vast majority of Hancock's operations and when you combine the companies, just mathematically, you'll find that the company is now much, much more U.S.-oriented, indeed much, much more North America-oriented. As a general proposition, you know, we like the U.S. market a lot but this is probably a little further than we would like to be. Happily, the Asian businesses grow so fast they will outgrow everything, and that will solve the problem. Any additional acquisition activity that we might get into will almost certainly be focused outside the United States. So the balance should be remedied over some period of time.

But because the U.S. will now be such an important part of the company, let me say a few words about the strategic rationale, if you will, which is my second topic today, the strategic rationale in the United States. I kind of came up with these reasons a couple of months ago. I was asked to explain to the Manulife Board, the parent Board in Toronto the benefits of this transaction, and John Hancock is a very large, very complicated company with very diversified operations and you need to simplify these things. So I essentially identified four things that from the Manulife perspective that we get in the transaction that we want.

Those four things are listed right here on the slide. First, we get a dominant life insurance franchise, a really top-tier life insurance franchise. Second, we get three new complementary product lines that we're not currently in, long-term care, fixed annuities, mutual funds. Third, we get three new diverse distribution channels that we are not in, the captive agent resales force, the M Group relationship and the Essex Bank distribution channel. And fourth, we get a household name brand.

Let me say a few words about each of those in a little more detail. On the life insurance front, bearing in mind that while we are very interested in all the other businesses that we've created, insurance companies have now gone into a lot of securities-based and wealth-management type business, it is at the end of the day our core business, historically our core business and it's where I'll (inaudible) and a large part of our sort embedded actuarial earnings live. So being a large player in the life insurance business is very important to us strategically in the long term. And putting the two operations together we will now be, based on 2002 numbers, we would become number four in the overall life insurance market in the United States. That is a very significant development. Taken alone in 2002, Hancock was number nine and Manulife was number 15. Put together we've become four.

In the first six months of this year because (inaudible) Universal Life sales became more attractive in the market, we moved up from 11, Hancock actually dropped off at 13 because they specialize so much in (inaudible) life. Put together we were about six in the first half of this year. So given the vissitudes in the market we'll be anywhere from third to eighth at any given point in time. The point is we'll become very much a first-tier player in the four life insurance businesses.

The story is made better I think by the fact that the distribution that we have on the life insurance front is largely complementary. The vast majority of the Hancock sales come through two channels that do not conflict with anything we do, namely the captive sales force which I'll describe in a minute, and the M Group financial relationship which we don't do any significant amount of business. So in many insurance transactions, if you're selling through the same channels they're not really additive. Here they will largely be additive.

Both companies, at least Hancock to the extent of the M Group relationship, tend to focus on the high-end estate-planning market - we have a lot of expertise in that area - and you get the further product balance that we have historically focused on, six products, and Hancock has a very good reputation, indeed a very market-leading position on the variable side of the business. And so the hope is here as in some of the other segments that we will now be positioned to ride out the various cycles. There are times when the markets and the economy and whatnot suggest a variable be more profitable than six, and vice versa, and by having leading franchises in both we should in the long run be able to have a very balanced and significant life insurance business. So first and foremost on a transformational basis we get a top-tier life insurance business when we combine the two franchises.

The second thing we can do and this is a little harder for you to read back there, but we have very a complementary product line, the only significant product line that overlaps in these two companies in the United States is the life insurance business that I just talked about. Otherwise, if you go down this chart you see a number of businesses listed there and there's no doubling up at all. Under the protection side you have long-term care which I'll talk about in a minute, a very attractive business. Hancock has it, we do not. We're in the 401K business, the variable annuity business, Hancock is not. They're actually in the variable annuity business (inaudible) significant degree. Hancock has a very significant fixed annuity business which we've never been able to be in. They have a significant mutual fund business which we don't have and we of course (inaudible) that they don't have.

So when we talk about the complementary nature of this merger, this is what we're talking about. It is very rare. You know, we looked at almost every company of size that we could achieve our objectives with and in most cases the businesses completely overlapped. When you do that you're talking about a consolidation. This is a combination in a very real way.

A quick word about the three businesses that will be new to us. The long-term care business is in my view quite arguably the most attractive thing that comes in this transaction. The long-term care business is an emerging segment of the insurance business in which Hancock has a very dominant position, they have the number two market share which is about 12% of that market, and General Electric has a larger piece. There resides within the Hancock Company some of the leading expertise in that whole industry. This is a business that has gone through some growing pains in the past and there's been some irrational product pricing which is now starting to resolve itself. But fundamentally you have a product that a lot of people want and it's right in the right place on a demographic curve. So we're very excited about getting this business as part of the overall company.

Similarly, fixed annuities. Some of you may know I've never been a huge fan of the fixed annuity business. That's been for a couple of reasons - one, it was quite capital-intensive. Back in the days when we designed our annuity strategy before Manulife bought it, we (inaudible). But also because we didn't frankly have the investment expertise to run a competitive fixed annuity book. Well, those problems get solved here. The combined capital of the companies are very attractive so there's (inaudible) capital services business. And the investment expertise resides in Hancock has been quite successful.

So one can make a very compelling argument frankly that the ideal place to be in the annuity business is to have a book of about two-thirds variable, one-third fixed, and it's because of the different economic characteristics of the fixed annuity business, takes a lot of capital and therefore has a low ROE but a high dollar earning. In the variable business we go to the opposite of that, less capital, high ROEs and fewer dollar earnings. So if you get a balanced book of that, the traditional view is that's the ideal place to be and that's about where we will be at the time of the combination.

Finally, mutual funds - you know, any company of this size should have a retail mutual fund business. We don't have one. Hancock does have one. It's about $26/$27 billion in this unit of which about $17 billion or so is in the actual retail fund. Frankly, it is a business where there's some challenge in the current configuration but we think that there are some things that together we can make that business more attractive. But we need a mutual fund business, not just for the retail piece of it but to fund our 401K plans which are increasingly becoming mutual funds rather than group annuity-based. You really have to have one if you want to capture the roll-over money coming out of 401Ks and other qualified plans for that matter. You need it as the funding vehicle for college savings and you probably need it for a funding vehicle for products that (inaudible). So it's a very attractive strategically structural thing that we really need as part of the family. So you get three very attractive businesses that we're not in - long-term care, fixed annuities and mutual funds.

The third principal advantage of the transaction or what's new to Manulife is the fact that the combined distribution channels, again there's very little overlapping in what we do. Now if you look at the protection side of the business, Hancock has a captive sales forces which obviously we do not. They're in the brokerage business but only in a very small start-up way, the VGA (inaudible) and all that sort of thing. (inaudible) At Manulife we're very significant in that channel. They have the M Group, the one big tie-in life insurance group that we don't have. We've very substantial in a lot of (inaudible) where they don't play (inaudible) relationships. A similar story on the wealth-management side. The captive sales force sells some of those products. We have large (inaudible) house relationships where Hancock does not. (inaudible) more generally we're very dominant where they have a very small presence. Banks on the other hand, a place where we have not been successful and do very significant bank operations which I'll talk about. Of course we have the TPA network for our 401K business.

So again you have the same story, you know, it's a combination here that is very rare and not seen in almost any other companies that we looked at. Usually you have a lot of overlap in the distribution channel, a lot of distribution conflict and frankly the sales are not additive in that world. But here they should largely be.

I'll say a few words just about those three new channels, new to us. The captive sales force, there's about 1,700 agents, called Signator. It's a sort of typical life insurance captive sales force. A substantial portion of it now is focused on long-term care. The economics of that type of distribution channel are very challenging in this day and age but this happens to be a quite productive captive sales force, it generates very attractive sales levels.

The M Group is the single largest seller of high-end estate-planning life insurance, a niche that we have played in in the life insurance business. It is the single largest seller of that type of insurance and it is the one place that we don't sell. We have a relationship there but it is not a significant one. Hancock is one of the key partners with the M Group. In the last several years more than 40% of the M Group's sales have gone to Hancock products. So it is a very significant distribution channel, a very large-scale distribution channel that will add very much to what we do without the (inaudible). And finally the third one is the bank group, called the Essex Group.

The Essex Group is a wholesale distribution operation, it's not dissimilar from our Wood Logan operation in the annuity business. It is different in the sense that it's an open-architecture system. They sell not only Hancock products but products manufactured by three or four other companies. It is owned however by Hancock and will become part of the group, and it has been very successful in selling large quantities of fixed annuities through banks. Of course we would hope that we could use that channel in its current form or expanded form to sell some of the other products that are brought together as part of this merger. So you have three again, you have three new very attractive distribution channels.

Of course finally in terms of the major benefits of the transaction is we get a household brand name. John Hancock is one of the of course signature franchises in the United States. You see these consumer awareness ratings and in the financial services world Hancock is in the same class as Merrill Lynch and Brackman Weidman (ph). You'll notice thats listed down there at the bottom, 15%. This slide actually came from a Hancock investor presentation that was done long before we started talking about this and Im not sure where they found that 15%.

I'd never found it but, you know, the fact is we don't have any retail brand awareness and this is an enormously beneficial piece of this transaction, I certainly hope it is. We're signing a not insignificant portion of the acquisition price to the brand and we expect to use the John Hancock brand on all of the products in the United States essentially as soon as possible and the one exception that may be some of the high-end life insurance sold through certain channels where we may continue the Manulife name for some period of time, but it will be in the nature of a transition, not a permanent dual-branding process. We view one of the main advantages of doing this transaction as being able to use that brand because it is a household name, and not only that, it's a good household name.

I mean it's one thing for people to know you, but it's what you're known for, and the Hancock brand has the reputation for integrity and financial solvency and the like, all the things which you want in a brand for a financial services company. So it's an enormously beneficial thing. So the four things again - the franchise business and life insurance, you have three new businesses, long-term care, mutual fund, fixed annuities. You get three new distribution channels - captive, M Group, banks, and you get a brand.

So it's very attractive and it fills essentially all of the holes if you look at our U.S. business, it fills many of the holes that we have looked at in terms of our planning. If you look at what next products we talk about at our management meetings, where will we be likely to go next, it's the businesses we're going to get. If you look at the distribution channels where we talk about where we're likely to go next, in large measure is what we get here. So it's a very attractive transaction in the compatibility of the two companies.

Finally, you end up with very significant market shares in all the main businesses which you see listed there, and (inaudible) in individual life, number two (inaudible).

Let me say a few words about corporate structure and organization. From the questions I've gotten today, you people are clearly very confused by the press release and other things that have gone out. So I'm going to try and explain this in Manulifian terms from where we are today to where this thing is going. It might clear that up a little bit for you.

As you know, Manulife is organized into operating divisions on geographic lines. There are four main operating divisions - Canada, the United States, Asia and Japan. What we're going to do in this transaction is combine the U.S. and Canadian divisions into a North American division. Combine the Canadian and U.S. divisions into a North American division, so now there's three - Pan Asia and North America. The Canadian element of that, Maritime Life, the Hancock subsidiary in Canada, and our current Canadian division will be combined and they'll report to Bruce Gordon who currently runs our Canadian division, and he in turn will report to David D'Alessandro who is the current CEO of John Hancock and will be head of this combined North American division.

In the United States, because it's so large, we're going to divide the businesses into two profit and loss centers. We're going to divide it in along product lines, we're going to have a wealth management group which I am going to run and we're going to have a protection group which Jim Benson is going to run. The wealth management group will include what you see there, variable annuities, fixed annuities, mutual funds, 401K, (inaudible). And the protection business will be the life insurance and long-term care business. Jim Benson is a very experienced, very seasoned executive from the insurance world, ran Equitable for a number of years, ran New England for a number of years (inaudible) became part of Met Life, has joined Hancock just in the last year, but he is an excellent and top-notch executive and will do a very good job I'm sure with that side of the business. And the two of us will then report to David D'Alessandro in his capacity as head of the North American Division for Internal (inaudible). So thats the layout of the thing.

And a number of people have asked me about what Dominic's role is when David D'Alessandro is appointed President a year from now, that doesn't change Dominic's role one iota. He will remain CEO of the company throughout all this process and be responsible in all respects for all elements of the global operations of the company.

So let me turn now finally to the sort of what does this mean to you. As in any combination, there will be some job losses. We believe because of what I've just described in terms of the complementary nature of the businesses and the overlap in the businesses being a lot less than usual, that the level of job losses will be smaller than there are in a typical merger of this size. In fact, this morning I called the expenses that are (inaudible) about 10% of the total combined expense base. We can sort of translate that roughly into jobs as well, and which is a lot lower than you would typically see in a merger of this size, and frankly can be handled almost purely through attrition.

And if you look at the relative operations in Boston for example, there's about a 20% turnover in each of them. We're trying to accomplish these things over the course of two years, so do the math. You don't need to do a lot in the way of layoffs and the like. There will be some targeted things but in those cases people will be treated very fairly, but as a general proposition we'll be able to handle the job reductions through attrition and putting in place a hiring freeze now to maximize the opportunity for the current employees.

In terms of... and I should say actually that the impact on jobs will be quite differential depending on where you are and certainly in Manulife in the U.S. division. We have almost 3,000 employees in the division of which about 1,500 are in Toronto, a thousand of those are in the 401K business which is affected almost not at all in this transaction and there probably will be no changes there. The back office of our insurance operations located there, very attractive cost dynamics. It will probably not be impacted very much. Some of the other functions in the insurance business will be rationalized but... and in the annuity businesses in Boston, there will be a combination of the fixed and variable annuity businesses that will create some efficiencies and there will be a lot of overlap on the corporate side. So the impact will be quite differential but at the end of the day I think that we can cover almost all of this through attrition.

Compensation and benefits, a lot of people want to know well what happens with this. The reality is as I'll get into the schedule a little bit, this deal will not close for some time so we will go through the next benefit cycle and compensation cycle just as we were planning to do with a standalone company, and we have the open enrolment period for benefits in November or sometime towards the end of the year. And obviously you can't change that, so for 2004 essentially nothing will change on this front is the easiest way to look at it. As and when the merger closes, then the HR people on both sides will get together to see if there's any benefit of combining various benefit plans (inaudible) compensation schedules and all the rest of it, and so you might see some changes on these fronts in 2005. But for the intermediate term, the next year and a half or so, it'll just remain the way it is.

In terms of career opportunities, there's really a broad career opportunity for everybody certainly in Toronto for our Toronto-based employees, you know, you just get the benefit of being a much larger company, a much larger capital-based company thats likely to do a lot of different things. So there will be extended opportunities. One of the great advantages frankly this transaction for our folks here in Boston is that it solves a long-time problem that we've had, it's because we really only have one business here, there's not a lot of career paths for our employees in our annuity business based here in Boston and we only have about 600 people here and this is (inaudible) 4,000 or 5,000 people in Boston between the combined company, and so you will really have a whole variety of things (inaudible) typical career path opportunities available to people who work in a large company. So it will really very materially improve the situation of our employees located here.

A number of people want to know what happens to the building. The fact is we've had to gin up a bit of a cover story to slow that process down over the last little while knowing this was coming. We will finish the building and then we will pause for a moment while we figure out what to put in it. The real estate groups from the two companies will get together and inventory all the space and figure out the most efficient way to deploy it. We will almost certainly use this facility in some capacity. It is a state-of-the-art building and you know, it'll be more desirable than almost any other space we have. So it'll almost certainly be used. It's just that we have to wait to go through a bit of a planning process to figure out which unit is going to be put there so we know how to design it to build out the interior.

Finally, the management teams, you know, a lot of people wonder what will happen to the officers and their groups. I will tell you that I have a very talented, very experienced management team. I have no doubt that they will be given very senior roles in the combined company here in the United States and I have no concerns around that whatsoever and I look forward to working with them for a long time.

In terms of the process, it says here the merger was announced today, it was actually announced yesterday. One could probably argue it was announced Friday when the stock started moving. But from here we have a regulatory process that goes four to seven months, most likely about six months. We've got to get approvals of the whole number from different regulatory authorities in both Canada and the United States. Integration planning will start almost immediately. Hopefully the merger will take place, probably the most likely timeframe, the ideal timeframe would be the first week of April of next year being the longest period of time before you have to do a quarterly financial flow. And the integration process will take at least two years. So you know, this thing will not be... and everybody sort of says (inaudible). You know, six months before we even start, two and a half years from now before were going to get done.

So there's a lot of time to sort out how all this is going to work. But there are some guiding principles. We're going to try and make these decisions quickly. Its going to be a bit of a bottom-up exercise, trying to get the decisions made at the lowest possible levels that we can, try and choose the best line managers here (inaudible) both companies believe the integration (inaudible) at the end of the day, this will be a meritocracy (ph), (inaudible) that Manulife has always been (inaudible). I came to Manulife through a... I was bought as part of a transaction a number of years ago, it worked out reasonably well, and hopefully the same will happen. We're going to have to try and protect our business (inaudible). It's a long time before this thing will close so we've got to invest in all the formal activity and it's very important that we set the targets that we can achieve and achieve due to commitments that we've made to our investors on the street...

TAPE FLIP

John D. DesPrez III:
--------------------
....premiums paid in the acquisition, very important that that math works at the end of the day. I've been asked by our HR people to emphasize the fact that we're in the very early stages of this thing. We don't have the answers to a lot of questions, a lot of the nuts-and-bolts questions that a lot of our employees have. Detailed immigration planning will just begin frankly in the coming weeks but you will be kept informed. We will develop a number of different media to keep you informed including it says here a newsletter that'll be put together to keep people up to date and I'm committed to making this work. Now we don't have all the answers, you're not going to get them here today because the format doesn't really lend itself to questions. But I hope that you will work with your managers and what not over the next week, days and weeks, to start asking all the questions that you have and as the integration team is pulled together how things will go will become very clear as time goes on.

So what do you do now? Well the main thing you do is get back to work because nothing's going to happen (inaudible) go back to work tonight but tomorrow would be good. We need to remain focused on our side of this thing on completing our 2003 business plan. You know, we are having a very good year in the U.S. division (inaudible) a very good year and it's important that we close that out. Our investors and where our stock price is and all that is dependant on us meeting those expectations. We've got to refocus on that, we've got to continue to provide the service to the customers and brokers they've become used to.

And I will just tell you that many of our management people are going to face a very tough assignment. I've been through this once before, as many of you have, sometimes many times, but you have a very difficult assignment here over the next six months and that is you have to really have two jobs simultaneously. You have to do your integration activities and look to what the future's going to look like but meanwhile you've got to run the business that we have and so it's going to be quite stressful and a bit of a challenge and a lot of you are going to have to work even harder than you do now in order to make that work, but I think it'll all be worth it in the end.

Finally, let me just close if I may with some personal advice about how you approach the merger. The single most predictive element of how you will do, any individual will do in a merger, is your own attitude, something that you control. And the people who want to look to the past and say well we used to do it this way at Manulife, used to do that this way, and all that, those people will not do well. You have to come at this as though it's a new day. Do your job well, make yourself useful, make yourself indispensable, make a contribution - you'll do fine. And approach the thing with an open mind, be flexible. You should all view this not as a threat but as an opportunity because that is exactly what it is. This is an enormous opportunity for all of you.

I said at the outset this is the most attractive single acquisition or merger partner that we could find. The businesses fit together beautifully, so I must tell you I'm more optimistic about the future prospects for us being a scale player in this business than I've ever been in the five years that I've run this business. So thank you very much and the best of luck.

APPLAUSE